UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                             ----------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                        Salem Communications Corporation
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                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   794093 10 4
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                                 (CUSIP Number)

                                Jonathan L. Block
                        Salem Communications Corporation
                         4880 Santa Rosa Road, Suite 300
                               Camarillo, CA 93012
                                 (805) 987-0400
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 24, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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(1)    Name of Reporting  Persons:
       I.R.S.  Identification Nos.  of  above  persons  (entities  only):

Edward G. Atsinger III, as Trustee of (i) the Edward G. Atsinger
III Trust, U/D/T dated June 18, 1997; (ii) the E. Atsinger 1999
Trust No. 1, U/D/T dated March 31, 1999; and  (iii) the
M.  Atsinger 1999 Trust No. 1, U/D/T dated March 31, 1999.**
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(2)    Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)     [  ]
       (b)     [  ]
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(3)    SEC Use  Only:
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(4)    Source of Funds  (See  Instructions):
                                                 PF
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(5)    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e):     [  ]
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(6)    Citizenship or Place of Organization:
                                       United States of America
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                                       (7)     SOLE  VOTING  POWER
             NUMBER  OF                         4,545,530  shares
               SHARES
                                       ----------------------------------------
           BENEFICIALLY                (8)     SHARED  VOTING  POWER
             OWNED  BY                          0
               EACH
                                       ----------------------------------------
             REPORTING                 (9)     SOLE  DISPOSITIVE  POWER
              PERSON                           4,545,530  shares
               WITH
                                       ----------------------------------------
                                       (10)     SHARED  DISPOSITIVE  POWER
                                                0

(11)   Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person:
                                       4,545,530
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(12)   Check  Box  if  the  Aggregate  Amount  in  Row  (11)  Excludes Certain
       Shares  (See  Instructions):     [  ]
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(13)   Percent  of  Class  Represented  by  Amount  in  Row  (11):
                                          25.4%
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(14)   Type  of  Reporting  Person  (See  Instructions):
                                       OO  (Trustee)
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**Edward G. Atsinger III, Trustee, previously filed a statement on Schedule
13G, dated  February  14,  2000.































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ITEM  1.     SECURITY AND ISSUER

     This Statement on Schedule 13D (this "Statement") relates to Class A Common stock, $0.01 par value per share ("Common Stock"), of Salem Communications Corporation, a Delaware corporation (the "Issuer").
The address of the Issuer's principal executive offices is 4880 Santa Rosa Road, Suite 300, Camarillo, California 93012.

ITEM  2.     IDENTITY  AND  BACKGROUND

(a) The name of the person filing this Statement is Edward G. Atsinger III (the "Reporting Person").

(b) The address of the principal business office of the Reporting Person is 4880 Santa Rosa Road, Suite 300, Camarillo, California 93012.

(c) The Reporting Person is the President and Chief Executive Officer of the Issuer and a member of its Board of Directors.

(d) The Reporting Person has not been convicted in any criminal proceedings during the past five (5) years.

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five (5) years.

(f)     The Reporting Person is a citizen of the United States of America.

ITEM  3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All of the Reporting Person's purchases of Common Stock were made Using personal funds. Since March 2000, an aggregate of $5,184,820.50 of the Reporting Person's personal funds were used to purchase 461,834 shares of Common Stock.

ITEM  4.     PURPOSE OF TRANSACTION

     The Reporting Person has acquired the Common Stock for investment Purposes only and currently has no plans or proposals that relate to or would result in the occurrence of any of the transactions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM  5.     INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Person is 4,545,530, which represents 25.4% of the Common Stock outstanding. For purposes of calculating this percentage, the figure for the Common Stock outstanding was taken from the Issuer's latest Quarterly Report on Form 10-Q for the period ended
September 30,  2000.

(b)     The Reporting Person has:

1) 4,545,530 shares as to which he has sole power to vote or to direct the vote;

2) 0 shares as to which he has shared power to vote or to direct the vote;

3) 4,545,530 shares as to which he has sole power to dispose or to direct the disposition; and

4) 0 shares as to which he has shared power to dispose or to direct the disposition.

(c) Within the 60-day period prior to filing this Statement, the Reporting Person has not engaged in any transaction involving shares of Common Stock. However, within the 60-day period after the triggering event on November 24, 2000, which necessitated the filing of this Statement, the Reporting Person used $2,318,625 in personal funds to purchase 229,000 shares of Common Stock for the Edward G. Atsinger III Trust.

(d)     Not  applicable.

(e)     Not  applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships with respect to the Common Stock that require disclosure pursuant to this Item 6.

ITEM  7.     MATERIAL TO BE FILED AS EXHIBITS

None.
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                                    SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of February 13, 2001

                                  /s/  Edward G. Atsinger III
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Edward G. Atsinger III, as Trustee for:
The Edward G. Atsinger III Trust, U/D/T
dated June 18, 1997 (###-##-####); The E. Atsinger
1999 Trust No. 1, U/D/T dated March 31, 1999 (###-##-####);
and The M. Atsinger 1999 Trust No. 1, U/D/T dated
March 31, 1999 (###-##-####).